Exhibit 2.8

AMENDMENT TO ASSET PURCHASE AGREEMENT
This Amendment to Asset Purchase Agreement (the “Amendment”) is made and entered into this 25th day of October, 2007, by and among Penny Petroleum Corporation, an Oklahoma corporation, located at 111 South Main Street, Eufaula, Oklahoma (the “Seller”), Gary Moores, (“Moores” or the “Shareholder”), and Rio Vista Penny, LLC, an Oklahoma limited liability company, located at 2121 Rosecrans Ave, Suite 3355, El Segundo, CA 90245 (the “Buyer”) and Rio Vista Energy Partners L.P., a Delaware limited partnership, located at 2121 Rosecrans Ave, Suite 3355, El Segundo, CA 90245 (“Rio Vista”).
RECITALS
A. Buyer, Rio Vista, Seller, and Shareholder have executed that certain Stock Purchase Agreement (the “Agreement”) dated effective October 1, 2007, by and among Buyer, Rio Vista, Seller, and Shareholder, which provides for the sale of certain assets of Seller to Buyer.
B. The Recitals of the Agreement provide as follows:
WHEREAS, Seller owns and desires to sell certain of its real and personal property interests in certain oil and gas properties located in McIntosh, Pittsburg and Haskell counties, as described in Section 1.2 below (collectively, the “Assets”);
WHEREAS, Seller owns and desires to sell approximately ten percent (10%) of the issued and outstanding shares of capital stock of G M Oil Properties, Inc., an Oklahoma corporation, which stock is included among the Assets;
WHEREAS, Seller owns and desires to sell approximately sixty six and two thirds percent (66.66%) of the issued and outstanding shares of capital stock of MV Pipeline Company, an Oklahoma corporation, which stock is included among the Assets; and
WHEREAS, Buyer desires to purchase the Assets pursuant to the terms of this Agreement.
C. Paragraph 1.2 of the Agreement provides as follows:
1.2 Assets. The interest in and to the real property and the other types of property associated therewith as described in this Section 1.2 will be referred to collectively as the “Assets.” The Assets are comprised of the following:
(a) All of Seller’s right, title and interest in and to the oil and gas properties specifically described in Exhibit B (collectively, the “Properties”), the working interests owned by Seller in the Properties, and any and all right, title and interest of Seller in and to the oil, gas and all other hydrocarbons in, on or under the lands described on Exhibit B (the “Lands”) and other hydrocarbons and products, whether liquid or gaseous, produced in association therewith (“Hydrocarbons”) after the Effective Time and all other minerals of whatever nature in, on or under the Lands and lands pooled or unitized therewith.

(b) The oil and gas wells located on the Lands, or lands pooled or unitized therewith, including without limitation, the oil and gas wells specifically described in Exhibit B, whether producing or non-producing and whether fully or properly described or not, (the “Wells”), all injection and disposal wells on the Lands, and all personal property and equipment associated with the Wells as of the Effective Time.
(c) The rights, to the extent transferable, in and to all existing and effective unitization, pooling and communitization agreements, declarations and orders, and the properties covered and the units created thereby to the extent that they relate to or affect any of either Seller’s properties and interests described in Sections 1.2(a) and (b) or the production of Hydrocarbons, if any, attributable to said properties and interests after the Effective Time.
(d) The rights, to the extent transferable without material restriction under applicable law or third-party agreements (without the payment of any funds or consideration), in and to existing and effective oil, gas, liquids, condensate, casinghead gas and natural gas sales, purchase, exchange, gathering, transportation and processing contracts, operating agreements, balancing agreements, joint venture agreements, partnership agreements, farmout agreements and other contracts, agreements and instruments (the “Material Agreements”), insofar only as they relate to any of Seller’s properties and interests described in Sections 1.2(a), (b) and (c), excluding, however, any insurance contracts.
(e) All of the personal property, fixtures, improvements, permits, licenses, approvals, servitudes, rights-of-way and easements, including, without limitation the rights of way and easements set forth on Exhibit B, surface leases and other surface rights (including, but not limited to, any wells, tanks, boilers, buildings, injection facilities, saltwater disposal facilities, compression facilities, gathering systems, other appurtenances and facilities) located on or used in connection with or otherwise related to the exploration for or production, gathering, treatment, processing, storing, sale or disposal of Hydrocarbons or water produced from the properties and interests described in Sections 1.2(a) through (d) to the extent that they are located on or used in the operation of the Assets as of the Effective Time, and all contract rights (including rights under leases to third parties) related thereto.

(f) The files, records, data and information relating to the items described in Sections 1.2(a) through (e) maintained by Seller (the “Records”), including without limitation, accounting files relating to the Assets, lease files, land files, well files, gas, oil and other hydrocarbon sales contract files, gas processing files, division order files, abstracts, title opinions, all electronic files directly related to the Assets, AFEs, geological and seismic data to the extent such seismic data can be transferred at no cost to Seller, and all other information of every type related exclusively or primarily to any of the Assets, but excluding the following:
(i) all of Seller’s internal appraisals and interpretive data related to the Assets,
(ii) all information and data under contractual restrictions on assignment,
(iii) all privileged information,
(iv) Seller’s corporate, financial, employee and general tax records that do not relate exclusively to the Assets and
(v) all accounting files that do not relate to the Assets.
(g) All of Seller’s right, title and interest in and to any and all shares of the capital stock (the “GMO Stock”) of G M Oil Properties, Inc., an Oklahoma corporation (“GMO”).
(h) All of Seller’s right, title and interest in and to any and all shares of the capital stock (the “MV Stock”) of MV Pipeline Company, an Oklahoma corporation (“MV”).
D. Paragraph 2.1 of the Agreement provides as follows:
2.1 Purchase Price. The purchase price (the “Purchase Price”) payable by Buyer for the Assets shall be $7,400,000, payable by Buyer at Closing as follows:
(a) Buyer will pay Seller $6,900,000 in cash or other immediately available funds; and
(b) Buyer will deliver to the Seller forty-five thousand nine hundred nine-eighty (45,998) common units of Rio Vista (the “Purchase Price Units”). Rio Vista will utilize its best efforts to register said units through an S-3 filing or, if Form S-3 is unavailable on any other appropriate form within ninety (90) days of the Effective Time. Part or all of the Purchase Price Units shall be used by Seller to pay in full that certain promissory note payable by Seller to Moores which is the MV Pipeline Company debt owed to Moores.

E. Paragraph 4.22 of the Agreement provides as follows:
4.22 Capital Structure of GMO.
(a) The authorized capital stock of GMO consists of two million (2,000,000) shares of GMO Stock, par value $.001 per share.
(b) The authorized capital stock of Company consists of two million (2,000,000) shares of Preferred Stock, $0.001 par value per share, of which no shares are outstanding and three million (3,000,000) shares of Common Stock, $0.001 par value per share, of which one million (1,000,000) shares are outstanding and of which 10% are owned by the Seller, free and clear of all liens, encumbrances, security agreements, options, claims, charges and restrictions, all of which outstanding shares are validly issued, fully paid and non-assessable. There are no shares of Company’s capital stock held in its treasury. There are no options, warrants, rights, shareholder agreements or other instruments or agreements outstanding giving any person the right to acquire any shares of capital stock of Company or any subsidiary of Company, nor are there any commitments to issue or execute any such options, warrants, rights, shareholder agreements or other instruments or agreements. There are no outstanding stock appreciation rights or similar rights measured with respect to any of Company’s or any Company subsidiary’s capital stock, nor are there any instruments, or agreements giving anyone the right to acquire any such rights. Seller has delivered or prior to Closing shall deliver to the Buyer accurate and complete copies of its stock certificates evidencing the Shares.
F. Paragraph 10.3 of the Agreement provides as follows:
10.3 Closing Obligations. At Closing, the following events shall occur, each being a condition precedent to the others and each being deemed to have occurred simultaneously with the others:
(a) Seller shall execute, acknowledge and deliver to Buyer
(i) an Assignment, Bill of Sale and Conveyance of the Assets, effective as of the Effective Time to Buyer (in sufficient counterparts to facilitate filing and recording) substantially in the form of Exhibit C conveying the Assets; and
(ii) such other assignments, bills of sale, or deeds necessary to transfer the Assets to Buyer, including without limitation any conveyances on official forms and related documentation necessary to transfer the Assets to Buyer in accordance with requirements of governmental regulations (collectively, the “Conveyances”);

(b) Buyer shall deliver to Seller the cash portion of the Purchase Price in immediately available funds, less the amount of the Deposit and any additional deposit paid to Seller pursuant to Section 10.1, and the Purchase Price Units;
(c) Seller shall deliver to Buyer possession of the Assets;
(d) Seller and Buyer shall execute and deliver letters in lieu directing all purchasers of production to pay Buyer the proceeds attributable to production from the Assets from and after the Effective Time;
(e) Buyer shall deliver to Seller evidence of appropriate federal, state and local bonds relating to ownership of the Assets after the Closing and certificates of insurance evidencing that Buyer has obtained appropriate insurance covering the Assets;
(f) Seller shall deliver to Buyer certificates substantiating non-foreign status in accordance with Treasury Regulations under Section 1445 of the Code, in the form of Exhibit D (“FIRPTA Certificate”);
(g) Buyer shall prepare and Seller shall execute and deliver to Buyer all forms necessary for Buyer to assume operations on the Assets as agreed to by the Parties; and
(h) Seller shall deliver to Buyer the certificates for all of the GMO Stock and all of the MV Stock properly executed for assignment to Buyer.
G. The parties desire to amend the Agreement, subject, however, to Paragraph 2 of this Amendment.
AGREEMENT
For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:
1. The Agreement is amended as follows:
(a) The Recitals of the Agreement are deleted in their entirety and the following is substituted therefor:
WHEREAS, Seller owns and desires to sell certain of its real and personal property interests in certain oil and gas properties located in McIntosh, Pittsburg and Haskell counties, as described in Section 1.2 below (collectively, the “Assets”);
WHEREAS, Seller owns and desires to sell approximately sixty six and two thirds percent (66.66%) of the issued and outstanding shares of capital stock of MV Pipeline Company, an Oklahoma corporation, which stock is included among the Assets; and

WHEREAS, Buyer desires to purchase the Assets pursuant to the terms of this Agreement.
(b) Paragraph 1.2 of the Agreement is deleted in its entirety and the following is substituted therefor:
1.2 Assets. The interest in and to the real property and the other types of property associated therewith as described in this Section 1.2 will be referred to collectively as the “Assets.” The Assets are comprised of the following:
(a) All of Seller’s right, title and interest in and to the oil and gas properties specifically described in Exhibit B (collectively, the “Properties”), the working interests owned by Seller in the Properties, and any and all right, title and interest of Seller in and to the oil, gas and all other hydrocarbons in, on or under the lands described on Exhibit B (the “Lands”) and other hydrocarbons and products, whether liquid or gaseous, produced in association therewith (“Hydrocarbons”) after the Effective Time and all other minerals of whatever nature in, on or under the Lands and lands pooled or unitized therewith.
(b) The oil and gas wells located on the Lands, or lands pooled or unitized therewith, including without limitation, the oil and gas wells specifically described in Exhibit B, whether producing or non-producing and whether fully or properly described or not, (the “Wells”), all injection and disposal wells on the Lands, and all personal property and equipment associated with the Wells as of the Effective Time.
(c) The rights, to the extent transferable, in and to all existing and effective unitization, pooling and communitization agreements, declarations and orders, and the properties covered and the units created thereby to the extent that they relate to or affect any of either Seller’s properties and interests described in Sections 1.2(a) and (b) or the production of Hydrocarbons, if any, attributable to said properties and interests after the Effective Time.
(d) The rights, to the extent transferable without material restriction under applicable law or third-party agreements (without the payment of any funds or consideration), in and to existing and effective oil, gas, liquids, condensate, casinghead gas and natural gas sales, purchase, exchange, gathering, transportation and processing contracts, operating agreements, balancing agreements, joint venture agreements, partnership agreements, farmout agreements and other contracts, agreements and instruments (the “Material Agreements”), insofar only as they relate to any of Seller’s properties and interests described in Sections 1.2(a), (b) and (c), excluding, however, any insurance contracts.

(e) All of the personal property, fixtures, improvements, permits, licenses, approvals, servitudes, rights-of-way and easements, including, without limitation the rights of way and easements set forth on Exhibit B, surface leases and other surface rights (including, but not limited to, any wells, tanks, boilers, buildings, injection facilities, saltwater disposal facilities, compression facilities, gathering systems, other appurtenances and facilities) located on or used in connection with or otherwise related to the exploration for or production, gathering, treatment, processing, storing, sale or disposal of Hydrocarbons or water produced from the properties and interests described in Sections 1.2(a) through (d) to the extent that they are located on or used in the operation of the Assets as of the Effective Time, and all contract rights (including rights under leases to third parties) related thereto.
(f) The files, records, data and information relating to the items described in Sections 1.2(a) through (e) maintained by Seller (the “Records”), including without limitation, accounting files relating to the Assets, lease files, land files, well files, gas, oil and other hydrocarbon sales contract files, gas processing files, division order files, abstracts, title opinions, all electronic files directly related to the Assets, AFEs, geological and seismic data to the extent such seismic data can be transferred at no cost to Seller, and all other information of every type related exclusively or primarily to any of the Assets, but excluding the following:
(i) all of Seller’s internal appraisals and interpretive data related to the Assets,
(ii) all information and data under contractual restrictions on assignment,
(iii) all privileged information,
(iv) Seller’s corporate, financial, employee and general tax records that do not relate exclusively to the Assets and
(v) all accounting files that do not relate to the Assets.
(g) [Intentionally omitted.]
(h) All of Seller’s right, title and interest in and to any and all shares of the capital stock (the “MV Stock”) of MV Pipeline Company, an Oklahoma corporation (“MV”).

(c) Paragraph 2.1 of the Agreement is deleted in its entirety and the following is substituted therefor:
2.1 Purchase Price. The purchase price (the “Purchase Price”) payable by Buyer for the Assets shall be $7,400,000, payable by Buyer at Closing as follows:
(a) Buyer will pay Seller $6,400,000 in cash or other immediately available funds;
(b) Buyer will execute and deliver to Seller a Promissory Note in the principal sum of $500,000 in substantially the same form as set forth in Exhibit A (the “Note”), bearing interest at the rate of seven percent (7.0%) per annum. The then outstanding principal amount, together with accrued and unpaid interest thereon, shall become due and payable six (6) months from the date of the Note (the “Maturity Date”). Beginning three (3) months after the date of the Note, through and including the Maturity Date, at the option of Seller in its sole discretion, all or any portion of the then outstanding principal amount of the Note, together with accrued and unpaid interest thereon, may be converted (the “Conversion Option”) into a number of common units of Rio Vista equal to the amount of the then outstanding principal and interest amount to be converted divided by the Conversion Price, as hereinafter defined. The Conversion Option may be exercised on only one (1) occasion and shall expire at 5:00 p.m. Central time on the Maturity Date if not previously exercised. For purposes of this Agreement, “Conversion Price” shall mean ninety percent (90%) of the average closing price of the common units of Rio Vista as reported by the NASDAQ Stock Market for the ten (10) trading day period consisting of the five (5) consecutive trading days ending on and including the date of exercise of the Conversion Option and the five (5) consecutive trading days immediately following the date of exercise of the Conversion Option.
(c) Buyer will deliver to the Seller forty-five thousand nine hundred nine-eighty (45,998) common units of Rio Vista (the “Purchase Price Units”). Rio Vista will utilize its best efforts to register said units in accordance with Section 11.6 of this Agreement. Part or all of the Purchase Price Units shall be used by Seller to pay in full that certain promissory note payable by Seller to Moores which is the MV Pipeline Company debt owed to Moores.
(d) Paragraph 4.22 of the Agreement is deleted in its entirety and the following is substituted therefor:
4.22 [Intentionally omitted.]

(e) Paragraph 10.3 of the Agreement is deleted in its entirety and the following is substituted therefor:
10.3 Closing Obligations. At Closing, the following events shall occur, each being a condition precedent to the others and each being deemed to have occurred simultaneously with the others:
(a) Seller shall execute, acknowledge and deliver to Buyer
(i) an Assignment, Bill of Sale and Conveyance of the Assets, effective as of the Effective Time to Buyer (in sufficient counterparts to facilitate filing and recording) substantially in the form of Exhibit C conveying the Assets with special warranty of title; and
(ii) such other assignments, bills of sale, or deeds necessary to transfer the Assets to Buyer, including without limitation any conveyances on official forms and related documentation necessary to transfer the Assets to Buyer in accordance with requirements of governmental regulations (collectively, the “Conveyances”);
(b) Buyer shall deliver to Seller
(i) certificates for an aggregate of forty-five thousand nine hundred nine-eighty (45,998) validly issued, fully paid and non-assessable Common Units registered in the name of the Seller (or its designee(s), provided that each such designee is an “accredited investor” as defined in Rule 501(a) under the Securities Act of 1933, as amended);
(ii) the cash portion of the Purchase Price in immediately available funds, less the amount of the Deposit and any additional deposit paid to Seller pursuant to Section 10.1; and
(iii) the Note.
(c) Seller shall deliver to Buyer possession of the Assets;
(d) Seller and Buyer shall execute and deliver letters in lieu directing all purchasers of production to pay Buyer the proceeds attributable to production from the Assets from and after the Effective Time;
(e) Buyer shall deliver to Seller evidence of appropriate federal, state and local bonds relating to ownership of the Assets after the Closing and certificates of insurance evidencing that Buyer has obtained appropriate insurance covering the Assets;

(f) Seller shall deliver to Buyer certificates substantiating non-foreign status in accordance with Treasury Regulations under Section 1445 of the Code, in the form of Exhibit D (“FIRPTA Certificate”);
(g) Buyer shall prepare and Seller shall execute and deliver to Buyer all forms necessary for Buyer to assume operations on the Assets as agreed to by the Parties; and
(h) Seller shall deliver to Buyer the certificates for all of the MV Stock properly executed for assignment to Buyer.
(f) A new paragraph, Paragraph 11.6, is added to the Agreement as follows:
11.6 Securities Law Compliance; Registration of Purchase Price Units.
(a) Knowledge Respecting Buyer. Seller represents and acknowledges that (a) it is a sophisticated investor with knowledge and experience in business and financial matters, knows, or has had the opportunity to acquire, all information concerning the business, affairs, financial condition and prospects of Buyer which it deems relevant to make a fully informed decision regarding the consummation of the transactions contemplated hereby and is able to bear the economic risk and lack of liquidity inherent in holding the Purchase Price Units and (b) it has accessed copies of all Forms 10-K, 10-Q and 8-K, and all proxy statements, filed by Buyer and available at www.sec.gov. Without limiting the foregoing, Seller understands and acknowledges that neither Buyer nor anyone acting on its behalf has made any representations or warranties other than those contained herein respecting Buyer or the future conduct of Buyer’s business or of Company’s business, and Seller has not relied upon any representations or warranties other than those contained herein in the belief that they were made on behalf of Buyer.
(b) Status of Units to be Issued. Seller agrees, acknowledges and confirms that he or she has been advised and understands as follows:
(i) Seller is acquiring the Purchase Price Units to be issued to it for its own account and without a view to any distribution or resale thereof, other than a distribution or resale which, in the opinion of counsel for Seller (which opinion shall be satisfactory in form and substance to Rio Vista), may be made without violating the registration provisions of the Securities Act of 1933, as amended (the “Securities Act”) or any applicable state securities or “blue sky” laws. Seller acknowledges the Purchase Price Units are “restricted securities” within the meaning of Rule 144 under the Securities Act and have not been registered under the Securities Act or any state securities laws and thereafter must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. Seller is an “accredited investor” as defined in Rule 501(a) promulgated under the Securities Act.

(ii) There shall be endorsed on the certificates evidencing the Purchase Price Units delivered at Closing a legend substantially similar to the following:
THE UNITS EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”‘) OR THE SECURITIES LAWS OF ANY OTHER JURISDICTION AND ARE “RESTRICTED SECURITIES” AS DEFINED BY RULE 144 UNDER THE SECURITIES ACT. THE UNITS MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR DISTRIBUTED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT REGISTERING THE UNITS UNDER THE SECURITIES ACT AND THE SECURITIES LAWS OF ANY STATE REQUIRING SUCH REGISTRATION, OR IN LIEU THEREOF, AN OPINION OF COUNSEL, WHICH OPINION IS SATISFACTORY TO THE ISSUER OF THE UNITS, TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACTS.
(iii) Except under certain limited circumstances, the above restrictions on the transfer of the Purchase Price Units will also apply to any and all Common Units or other securities issued or otherwise acquired with respect to such units, including, without limitation, securities issued or acquired as a result of any dividend, split or exchange or any distribution of securities pursuant to any corporate reorganization, reclassification or similar event.
(iv) Rio Vista and its transfer agent may refuse to effect a transfer of any of the Purchase Price Units by the Seller or any of their successors, personal representatives or assigns otherwise than as contemplated hereby in this Agreement.
(c) Registration of Purchase Price Units. Rio Vista will use commercially reasonable efforts to file at its own expense with the Securities and Exchange Commission (“SEC”), within ninety (90) days following the Closing, a registration statement on Form S-3 or, if Form S-3 is unavailable, on any other appropriate form (the “Registration Statement”) with respect to the resale of the Purchase Price Units and any Additional Units (as defined below) and to have the Registration Statement declared effective as soon as practicable thereafter. Rio Vista will use commercially reasonable efforts to maintain the effectiveness of the Registration Statement until two (2) years following the Closing or until the resale of all Purchase Price Units (and any Additional Units) pursuant to the Registration Statement, whichever first occurs. Seller (or its designee for the Purchase Price Units as identified in Schedule 1) shall also have piggy back rights to participate on a para parsu basis in any additional S-3 filing Rio Vista pursues post-closing until all Purchase Price Units are registered.

(i) Amendments. Rio Vista shall also at its own expense: (i) prepare and file with the SEC such amendments to the Registration Statement, and such supplements to the related prospectus, as may be required in order to comply with the applicable provisions of the Securities Act; (ii) promptly furnish to the holders of Purchase Price Units (and any Additional Units) such numbers of copies of a prospectus conforming to the requirements of the Securities Act as they may reasonably request in order to facilitate the disposition of the Purchase Price Units (and any Additional Units) covered by the Registration Statement; and (iii) use reasonable efforts to register and qualify the Purchase Price Units (and any Additional Units) under the securities laws of such states as the holders of Purchase Price Units (and any Additional Units) may reasonably request; provided, however, that Rio Vista shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any of such states.
(ii) Indemnification. Rio Vista and the holders of the Purchase Price Units (and any Additional Units) agree to indemnify each other, to the extent permitted by law, against all damages suffered by the other as a result of (i) any untrue or alleged untrue statement of material fact made by the party and contained in the Registration Statement or in the related prospectus or preliminary prospectus (or in any amendment thereof or supplement thereto); or (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading.
(d) Cooperation by Seller. The Seller will cooperate with Rio Vista as reasonably requested by Rio Vista in connection with the preparation and filing of any Registration Statement. Each of the Seller will furnish to Rio Vista such information regarding itself, the common units held by it, and the intended method of disposition of such common units as shall be reasonably required to cause the effectiveness of the Registration Statement and will execute and deliver such documents in connection with the Registration Statement as Rio Vista may reasonably request. Each of the Seller will, upon receipt of notice from Rio Vista of any event requiring suspension of the use of the prospectus included as part of the Registration Statement, immediately discontinue disposition of common units pursuant to the Registration Statement until Seller’s receipt of the copies of the supplemented or amended prospectus or receipt of notice that no supplement or amendment is required. Each of the Seller covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act of 1933 as applicable to it or comply with the provisions of an exemption from such prospectus delivery requirements in connection with sales of common units pursuant to the Registration Statement.
2. Notwithstanding anything herein to the contrary, at Closing of the Agreement, Buyer may elect to forego the above-described amendment to Section 1.2 of the Agreement and to receive all of Seller’s right, title and interest in and to any and all shares of the capital stock (the “GMO Stock”) of G M Oil Properties, Inc., an Oklahoma corporation (“GMO”), being approximately ten percent (10%) of the shares of the capital stock of GMO, consistent with the original Section 1.2(g) of the Agreement. Should Buyer so elect, Buyer shall give Seller written notice of such election at least two (2) days prior to Closing.

3. Capitalized terms not otherwise defined in this Amendment shall have the meanings given to such terms in the Agreement.
4. As modified by this Amendment, the Agreement is in full force and effect.
5. This Amendment shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.
6. This Amendment shall be governed by and construed and enforced in accordance with the laws of the State of Oklahoma.
7. This Amendment may be signed in counterparts and may be delivered by facsimile, and each counterpart and facsimile will be considered an original, but all of which, when taken together, shall constitute one instrument.
Signature page to follow.

Buyer Rio Vista Penny LLC

By:	/s/ Ian Bothwell
Ian Bothwell, Manager

Rio Vista Rio Vista Energy Partners, L.P.
By:	Rio Vista GP LLC, General Partner.

By:	/s/ Ian Bothwell
Ian Bothwell, Acting CEO

Seller PENNY PETROLEUM CORP. an Oklahoma corporation

By:	/s/ Gary Moores
Gary Moores, President

Shareholder

/s/ Gary Moores
Gary Moores